Exhibit 99.1

Michel Doukeris Assumes CEO Role at Anheuser-Busch InBev

Brussels – 1 July 2021 — Michel Doukeris today assumed the role of Chief Executive Officer of Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”), succeeding Carlos Brito, who has stepped down after 15 years as CEO.

Michel brings cultural and operational continuity along with a fresh perspective focused on driving long-term organic growth. He is a global leader who has consistently delivered top- and bottom-line growth in markets across the globe. Michel’s demonstrated consumer-focus and brand-building capabilities will accelerate the company’s momentum and transformation.

Michel Doukeris said, “I am very humbled by the opportunity to lead this incredible company and look forward to working with our talented and dedicated colleagues across the globe as we continue to dream big and build on our 600-year heritage and the strong culture of ownership.”

“Stepping into the role my focus will be on ensuring we continue to meet the moment in 2021, while continuing to invest and accelerate what is already working: category development, premiumization, Beyond Beer and our digital transformation with direct to consumer and our B2B Bees initiative. I am excited about our future and our ability to create value for all our stakeholders. We want to create a future with more cheers!”

On June 28, the Company announced that Brendan Whitworth will be appointed Zone President North America and Chief Executive Officer of Anheuser-Busch, succeeding Michel Doukeris effective 1 July, 2021. The Company also announced that Ezgi Barcenas will be appointed Chief Sustainability Officer, effective 1 August, 2021, reporting to Michel and joining AB InBev’s Senior Leadership Team.

For further information, please see:

Infographic—Michel Doukeris

ANHEUSER-BUSCH INBEV CONTACT

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel. : +1 212 573 9287	Tel. : +32 16 276 608
E-mail : lauren.abbott@ab-inbev.com	E-mail : ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel. : +32 16 276 888	Tel. : +1 310 592 6319
E-mail : maria.glukhova@ab-inbev.com	E-mail : fallon.buckelew@ab-inbev.com

Jency John
Tel. : +1 646 746 9673
E-mail : jency.john@ab-inbev.com

ab-inbev.com	Press release – 1 July 2021 – 1

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164,000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 1 July 2021 – 2